

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Mr. Don Civgin
Senior Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

Re: The Allstate Corporation
Form 10-K for the Year Ended December 31, 2010
File No. 001-11840

Dear Mr. Civgin:

We have reviewed your May 6, 2011 response to our April 8, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

13. Commitments, Guarantees and Contingent Liabilities
Legal and regulatory proceedings and inquiries, page 186

1. We acknowledge your response to prior comment seven in which you provide proposed revised disclosure separately indicating for each contingency why you cannot estimate the reasonably possible loss or range of loss above any amounts accrued. Please address the following additional comments:
   - Please provide us proposed revised disclosure to be included in future periodic reports that indicates the aggregate losses accrued or explain to us why such disclosure is not necessary. Please refer to ASC 450-20-50-1.
   - Please clarify for us why you cannot estimate a range of reasonably possible losses, given your presumed experience with various types of litigation and other contingencies and the varying stages of the identified contingencies. In your response, please provide us:
     - An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;

- An explanation of how you determine whether to continue pursuing the matter or attempt to settle instead of litigate; and
- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.
- In the sixth bullet of the background discussion on page 186, you state that the ultimate outcome of various matters is not likely to have a "material adverse effect" on your financial position. It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Please provide us proposed revised disclosure to be included in future periodic reports that provides information in the context of that which is *material to your financial statements*, rather than any variation thereof.

2. Please refer to your response to prior comment eight related to the $25 million expense recorded in the fourth quarter of 2010 regarding the lawsuit which became final in 2011. When assessing reasonably possible and probable outcomes you state that you base your decisions on an "assessment of the ultimate outcome following all appeals." Based on this policy you assessed that the possibility of incurring a loss at the time a judgment was entered against you in 2009 was remote. Please confirm to us that you individually assess each loss contingency and that you do not automatically delay the recording of an accrual in all cases until all appeals are exhausted. If not, please tell us how your policy complies with the applicable provisions of ASC 450 that require you to record a liability when a loss is probable and can be reasonably estimated.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant